SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

31 July 2019

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 31 Juy 2019 re: 2019 Half-Year Results - News Release part 2 of 2

2019 Half-Year Results
News Release

Lloyds Banking Group plc

31 July 2019

Part 2 of 2

STATUTORY INFORMATION

		Page
Condensed consolidated half-year financial statements
Consolidated income statement		58
Consolidated statement of comprehensive income		60
Consolidated balance sheet		61
Consolidated statement of changes in equity		63
Consolidated cash flow statement		66

Notes
1	Accounting policies, presentation and estimates	67
2	Segmental analysis	70
3	Net fee and commission income	72
4	Operating expenses	73
5	Impairment	74
6	Taxation	75
7	Earnings per share	75
8	Financial assets at fair value through profit or loss	76
9	Derivative financial instruments	76
10	Financial assets at amortised cost	77
11	Allowance for impairment losses	80
12	Debt securities in issue	83
13	Post-retirement defined benefit schemes	84
14	Subordinated liabilities	85
15	Share capital	85
16	Other equity instruments	86
17	Provisions for liabilities and charges	87
18	Contingent liabilities and commitments	89
19	Fair values of financial assets and liabilities	92
20	Credit quality of loans and advances to banks and customers	99
21	Dividends on ordinary shares	107
22	Implementation of IFRS 16	107
23	Future accounting developments	108
24	Other information	108

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS
CONSOLIDATED INCOME STATEMENT (UNAUDITED)

		Half-year to	Half-year to	Half-year to
		30 June	30 June	31 Dec
		2019	20181	20181
	Note	£m	£m	£m

Interest and similar income		8,399	8,032	8,317
Interest and similar expense		(3,760)	(2,025)	(928)
Net interest income		4,639	6,007	7,389
Fee and commission income		1,428	1,372	1,476
Fee and commission expense		(694)	(674)	(712)
Net fee and commission income	3	734	698	764
Net trading income		11,789	1,522	(5,398)
Insurance premium income		4,431	4,815	4,374
Other operating income		1,547	1,238	682
Other income		18,501	8,273	422
Total income		23,140	14,280	7,811
Insurance claims		(14,009)	(4,709)	1,244
Total income, net of insurance claims		9,131	9,571	9,055
Regulatory provisions		(793)	(807)	(543)
Other operating expenses		(4,862)	(5,191)	(5,188)
Total operating expenses	4	(5,655)	(5,998)	(5,731)
Trading surplus		3,476	3,573	3,324
Impairment	5	(579)	(456)	(481)
Profit before tax		2,897	3,117	2,843
Tax expense	6	(672)	(800)	(654)
Profit for the period		2,225	2,317	2,189

Profit attributable to ordinary shareholders		1,942	2,075	1,900
Profit attributable to other equity holders		251	205	228
Profit attributable to equity holders		2,193	2,280	2,128
Profit attributable to non-controlling interests		32	37	61
Profit for the period		2,225	2,317	2,189

Basic earnings per share	7	2.7p	2.9p	2.6p
Diluted earnings per share	7	2.7p	2.9p	2.6p

1	Restated, see note 1.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2019	20181	20181
	£m	£m	£m

Profit for the period	2,225	2,317	2,189
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	(173)	908	(741)
Tax	44	(206)	159
	(129)	702	(582)
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	1	(97)	–
Tax	12	22	–
	13	(75)	–
Gains and losses attributable to own credit risk:
Gains (losses) before tax	(303)	167	366
Tax	82	(45)	(99)
	(221)	122	267
Share of other comprehensive income of associates and joint ventures	–	–	8

Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	(50)	110	(147)
Income statement transfers in respect of disposals	(177)	(203)	(72)
Tax	68	46	73
	(159)	(47)	(146)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	1,179	(223)	457
Net income statement transfers	(242)	(423)	(278)
Tax	(250)	182	(69)
	687	(464)	110
Currency translation differences (tax: nil)	1	5	(13)
Other comprehensive income for the period, net of tax	192	243	(356)
Total comprehensive income for the period	2,417	2,560	1,833

Total comprehensive income attributable to ordinary shareholders	2,134	2,318	1,544
Total comprehensive income attributable to other equity holders	251	205	228
Total comprehensive income attributable to equity holders	2,385	2,523	1,772
Total comprehensive income attributable to non-controlling interests	32	37	61
Total comprehensive income for the period	2,417	2,560	1,833

1	Restated, see note 1.

CONSOLIDATED BALANCE SHEET

	Note	At 30 June	At 31 Dec
		20191	2018
		(unaudited)	(audited)
		£m	£m

Assets
Cash and balances at central banks		57,290	54,663
Items in the course of collection from banks		693	647
Financial assets at fair value through profit or loss	8	155,108	158,529
Derivative financial instruments	9	26,148	23,595
Loans and advances to banks		8,374	6,283
Loans and advances to customers		495,138	484,858
Debt securities		5,434	5,238
Financial assets at amortised cost	10	508,946	496,379
Financial assets at fair value through other comprehensive income		27,078	24,815
Goodwill		2,314	2,310
Value of in-force business		5,326	4,762
Other intangible assets		3,615	3,347
Property, plant and equipment		13,646	12,300
Current tax recoverable		6	5
Deferred tax assets		2,401	2,453
Retirement benefit assets	13	1,509	1,267
Other assets		18,168	12,526
Total assets		822,248	797,598

1	Reflects the implementation of IFRS 16, see note 1.

CONSOLIDATED BALANCE SHEET (continued)

	Note	At 30 June	At 31 Dec
		20191	2018
		(unaudited)	(audited)
Equity and liabilities		£m	£m

Liabilities
Deposits from banks		34,777	30,320
Customer deposits		421,692	418,066
Items in course of transmission to banks		499	636
Financial liabilities at fair value through profit or loss		24,754	30,547
Derivative financial instruments	9	23,026	21,373
Notes in circulation		1,042	1,104
Debt securities in issue	12	97,815	91,168
Liabilities arising from insurance contracts and participating investment contracts		107,409	98,874
Liabilities arising from non-participating investment contracts		14,706	13,853
Other liabilities		26,124	19,633
Retirement benefit obligations	13	250	245
Current tax liabilities		383	377
Deferred tax liabilities		49	–
Other provisions	17	2,858	3,547
Subordinated liabilities	14	17,809	17,656
Total liabilities		773,193	747,399
Equity and liabilities

Equity
Share capital	15	7,076	7,116
Share premium account		17,739	17,719
Other reserves		13,864	13,210
Retained profits		4,769	5,389
Shareholders’ equity		43,448	43,434
Other equity instruments	16	5,406	6,491
Total equity excluding non-controlling interests		48,854	49,925
Non-controlling interests		201	274
Total equity		49,055	50,199
Total equity and liabilities		822,248	797,598

1	Reflects the implementation of IFRS 16, see note 1.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to equity shareholders
	Share
	capital				Other	Non -
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2019	24,835	13,210	5,389	43,434	6,491	274	50,199
Comprehensive income
Profit for the period	–	–	2,193	2,193	–	32	2,225
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(129)	(129)	–	–	(129)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(159)	–	(159)	–	–	(159)
Equity shares	–	13	–	13	–	–	13
Gains and losses attributable to own credit risk, net of tax	–	–	(221)	(221)	–	–	(221)
Movements in cash flow hedging reserve, net of tax	–	687	–	687	–	–	687
Currency translation differences (tax: £nil)	–	1	–	1	–	–	1
Total other comprehensive income	–	542	(350)	192	–	–	192
Total comprehensive income	–	542	1,843	2,385	–	32	2,417
Transactions with owners
Dividends	–	–	(1,523)	(1,523)	–	(91)	(1,614)
Distributions on other equity instruments	–	–	(251)	(251)	–	–	(251)
Issue of ordinary shares	90	–	–	90	–	–	90
Share buyback	(113)	113	(879)	(879)	–	–	(879)
Redemption of preference shares	3	(3)	–	–	–	–	–
Issue of other equity instruments	–	–	(1)	(1)	396	–	395
Redemption of other equity instruments	–	–	–	–	(1,481)	–	(1,481)
Movement in treasury shares	–	–	71	71	–	–	71
Value of employee services:
Share option schemes	–	–	34	34	–	–	34
Other employee award schemes	–	–	88	88	–	–	88
Changes in non-controlling interests	–	–	–	–	–	(14)	(14)
Total transactions with owners	(20)	110	(2,461)	(2,371)	(1,085)	(105)	(3,561)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	2	(2)	–	–	–	–
Balance at 30 June 2019	24,815	13,864	4,769	43,448	5,406	201	49,055

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to equity shareholders
	Share
	capital				Other	Non-
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2018	24,831	13,553	3,976	42,360	5,355	237	47,952
Comprehensive income
Profit for the period1	–	–	2,280	2,280	–	37	2,317
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	702	702	–	–	702
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(47)	–	(47)	–	–	(47)
Equity shares	–	(75)	–	(75)	–	–	(75)
Gains and losses attributable to own credit risk, net of tax	–	–	122	122	–	–	122
Movements in cash flow hedging reserve, net of tax	–	(464)	–	(464)	–	–	(464)
Currency translation differences (tax: £nil)	–	5	–	5	–	–	5
Total other comprehensive income	–	(581)	824	243	–	–	243
Total comprehensive income	–	(581)	3,104	2,523	–	37	2,560
Transactions with owners
Dividends	–	–	(1,475)	(1,475)	–	(26)	(1,501)
Distributions on other equity instruments1	–	–	(205)	(205)	–	–	(205)
Issue of ordinary shares	142	–	–	142	–	–	142
Share buyback	(72)	72	(565)	(565)	–	–	(565)
Movement in treasury shares	–	–	35	35	–	–	35
Value of employee services:
Share option schemes	–	–	21	21	–	–	21
Other employee award schemes	–	–	104	104	–	–	104
Total transactions with owners	70	72	(2,085)	(1,943)	–	(26)	(1,969)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	141	(141)	–	–	–	–
Balance at 30 June 2018	24,901	13,185	4,854	42,940	5,355	248	48,543

1	Restated, see note 1.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to equity shareholders
	Share
	capital				Other	Non-
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 July 2018	24,901	13,185	4,854	42,940	5,355	248	48,543
Comprehensive income
Profit for the period1	–	–	2,128	2,128	–	61	2,189
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(582)	(582)	–	–	(582)
Share of other comprehensive income of associates and joint ventures	–	–	8	8	–	–	8
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(146)	–	(146)	–	–	(146)
Equity shares	–	–	–	–	–	–	–
Gains and losses attributable to own credit risk, net of tax	–	–	267	267	–	–	267
Movements in cash flow hedging reserve, net of tax	–	110	–	110	–	–	110
Currency translation differences (tax: £nil)	–	(13)	–	(13)	–	–	(13)
Total other comprehensive income	–	(49)	(307)	(356)	–	–	(356)
Total comprehensive income	–	(49)	1,821	1,772	–	61	1,833
Transactions with owners
Dividends	–	–	(765)	(765)	–	(35)	(800)
Distributions on other equity instruments1	–	–	(228)	(228)	–	–	(228)
Issue of ordinary shares	20	–	–	20	–	–	20
Share buyback	(86)	86	(440)	(440)	–	–	(440)
Issue of other equity instruments	–	–	(5)	(5)	1,136	–	1,131
Movement in treasury shares	–	–	5	5	–	–	5
Value of employee services:
Share option schemes	–	–	32	32	–	–	32
Other employee award schemes	–	–	103	103	–	–	103
Total transactions with owners	(66)	86	(1,298)	(1,278)	1,136	(35)	(177)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	(12)	12	–	–	–	–
Balance at 31 December 2018	24,835	13,210	5,389	43,434	6,491	274	50,199

1	Restated, see note 1.

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2019	2018	2018
	£m	£m	£m

Profit before tax	2,897	3,117	2,843
Adjustments for:
Change in operating assets	(16,318)	(19,056)	14,584
Change in operating liabilities	15,630	19,461	(28,134)
Non-cash and other items	10,060	1,204	(4,096)
Tax paid	(557)	(527)	(503)
Net cash provided by (used in) operating activities	11,712	4,199	(15,306)
Cash flows from investing activities
Purchase of financial assets	(8,618)	(6,050)	(6,607)
Proceeds from sale and maturity of financial assets	6,574	14,856	11,950
Purchase of fixed assets	(1,866)	(1,807)	(1,707)
Proceeds from sale of fixed assets	676	643	691
Acquisition of businesses, net of cash acquired	(6)	(37)	(12)
Disposal of businesses, net of cash disposed	–	1	–
Net cash provided by investing activities	(3,240)	7,606	4,315
Cash flows from financing activities
Dividends paid to ordinary shareholders	(1,523)	(1,475)	(765)
Distributions on other equity instruments	(251)	(205)	(228)
Dividends paid to non-controlling interests	(91)	(26)	(35)
Interest paid on subordinated liabilities	(666)	(780)	(488)
Proceeds from issue of subordinated liabilities	–	1,729	–
Proceeds from issue of other equity instruments	395	–	1,131
Proceeds from issue of ordinary shares	20	85	17
Share buyback	(694)	(470)	(535)
Repayment of subordinated liabilities	(515)	(1,612)	(644)
Redemption of other equity instruments	(1,481)	–	–
Net cash used in financing activities	(4,806)	(2,754)	(1,547)
Effects of exchange rate changes on cash and cash equivalents	–	1	2
Change in cash and cash equivalents	3,666	9,052	(12,536)
Cash and cash equivalents at beginning of period	55,224	58,708	67,760
Cash and cash equivalents at end of period	58,890	67,760	55,224

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months. Included within cash and cash equivalents at 30 June 2019 is £29 million (30 June 2018: £89 million; 31 December 2018: £40 million) held within the Group’s life funds, which is not immediately available for use in the business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.
Accounting policies, presentation and estimates

These condensed consolidated interim financial statements as at and for the period to 30 June 2019 have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority (FCA) and with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as adopted by the European Union and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2018 which were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. Copies of the 2018 Annual Report and Accounts are available on the Group’s website and are available upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

The UK Finance Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks. The Group has adopted the Disclosure Code and these condensed consolidated half-year financial statements have been prepared in compliance with the Disclosure Code’s principles. Terminology used in these condensed consolidated half-year financial statements is consistent with that used in the Group’s 2018 Annual Report and Accounts.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed consolidated interim financial statements. In reaching this assessment, the directors have considered projections for the Group’s capital and funding position and have had regard to the factors set out in Risk management: Principal risks and uncertainties on page 27.

Except as noted below, the accounting policies are consistent with those applied by the Group in its 2018 Annual Report and Accounts.

Changes in accounting policy
The Group adopted IFRS 16 Leases from 1 January 2019. IFRS 16 replaces IAS 17 Leases and addresses the classification and measurement of all leases. The Group’s accounting as a lessor under IFRS 16 is substantially unchanged from its approach under IAS 17; however for lessee accounting there is no longer a distinction between finance and operating leases.

As lessee, under IFRS 16, in respect of leased properties previously accounted for as operating leases the Group now recognises a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use. Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group’s incremental borrowing rate. Lease payments are allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. Payments associated with leases with a lease term of 12 months or less and leases of low-value assets are recognised as an expense in profit or loss on a straight-line basis.

Details of the impact of adoption of IFRS 16 are provided in note 22.

The Group has also implemented the amendments to IAS 12 Income Taxes with effect from 1 January 2019 and as a result tax relief on distributions on other equity instruments, previously taken directly to retained profits, is now reported within tax expense in the income statement. Comparatives have been restated. Adoption of these amendments to IAS 12 has resulted in a reduction in tax expense and an increase in profit for the period in the half-year to 30 June 2019 of £60 million (half-year to 30 June 2018: £50 million). There is no impact on total shareholders' equity or on earnings per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.
Accounting policies, presentation and estimates (continued)

Future accounting developments
Details of those IFRS pronouncements which will be relevant to the Group but which will not be effective at 31 December 2019 and which have not been applied in preparing these financial statements are set out in note 23.

Related party transactions
The Group has had no material or unusual related party transactions during the six months to 30 June 2019. Related party transactions for the six months to 30 June 2019 are similar in nature to those for the year ended 31 December 2018. Full details of the Group’s related party transactions for the year to 31 December 2018 can be found in the Group’s 2018 Annual Report and Accounts.

Critical accounting estimates and judgements
The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group’s significant judgements, estimates and assumptions are unchanged compared to those applied at 31 December 2018, except as detailed below.

Allowance for impairment losses
At 30 June 2019 the Group’s allowance for expected credit losses (ECL) was £3,511 million (31 December 2018: £3,362 million), of which £3,338 million (31 December 2018: £3,169 million) was in respect of drawn balances.

The measurement of expected credit losses is required to reflect an unbiased probability-weighted range of possible future outcomes. The approach to generating the economic scenarios used in the calculation of the Group’s ECL allowances is little changed since 31 December 2018. The central scenario reflects the Group’s updated base case assumptions used for medium-term planning purposes. Additional model-generated upside, downside and severe downside scenarios are identified to represent a typical scenario from specified points along an estimated loss distribution, with the scenario weightings unchanged since 31 December 2018. The key UK economic assumptions made by the Group as at 30 June 2019 averaged over a five year period are shown below.

Economic assumptions

	Base case	Upside	Downside	Severe downside
	%	%	%	%

Scenario weighting	30	30	30	10

At 30 June 2019
Bank of England base rate	1.25	2.05	0.49	0.11
Unemployment rate	4.3	3.8	5.7	7.0
House price growth	1.5	5.2	(2.3)	(7.4)
Commercial real estate price growth	(0.2)	1.6	(4.9)	(9.5)

At 31 December 2018
Bank of England base rate	1.25	2.34	1.30	0.71
Unemployment rate	4.5	3.9	5.3	6.9
House price growth	2.5	6.1	(4.8)	(7.5)
Commercial real estate price growth	0.4	5.3	(4.7)	(6.4)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.
Accounting policies, presentation and estimates (continued)

Economic assumptions – start to peak

	Base case	Upside	Downside	Severe downside
	%	%	%	%
At 30 June 2019
Bank of England base rate	1.75	2.70	0.75	0.75
Unemployment rate	4.7	4.5	7.0	8.1
House price growth	7.3	28.8	(1.6)	(2.2)
Commercial real estate price growth	(0.6)	8.4	(1.0)	(1.6)

At 31 December 2018
Bank of England base rate	1.75	4.00	1.75	1.25
Unemployment rate	4.8	4.3	6.3	8.6
House price growth	13.7	34.9	0.6	(1.6)
Commercial real estate price growth	0.1	26.9	(0.5)	(0.5)

Economic assumptions – start to trough

	Base case	Upside	Downside	Severe downside
	%	%	%	%
At 30 June 2019
Bank of England base rate	0.75	0.75	0.31	0.01
Unemployment rate	3.8	3.4	3.8	3.9
House price growth	(1.1)	(0.5)	(12.0)	(33.2)
Commercial real estate price growth	(1.5)	0.0	(23.8)	(40.7)

At 31 December 2018
Bank of England base rate	0.75	0.75	0.75	0.25
Unemployment rate	4.1	3.5	4.3	4.2
House price growth	0.4	2.3	(26.5)	(33.5)
Commercial real estate price growth	(0.1)	0.0	(23.8)	(33.8)

The Group’s base-case economic scenario has changed little over the year and reflects a broadly stable outlook for the economy. Although there remains considerable uncertainty about the economic consequences of the UK’s planned exit from the European Union, the Group considers that at this stage the range of possible outcomes is adequately reflected in its choice and weighting of scenarios. The effect of the revised economic assumptions has been to increase the ECL allowance by £50 million.

Impact of forward looking information
As a result of applying the assumptions set out above, the extent to which a higher ECL allowance has been recognised is shown below:

		Probability
	Base case	-weighted	Difference
	£m	£m	£m

UK mortgages	501	619	118
Other Retail	1,365	1,386	21
Commercial	1,376	1,433	57
Other	73	73	–
At 30 June 2019	3,315	3,511	196
At 31 December 2018	3,100	3,362	262

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.
Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) remains the chief operating decision maker for the Group.

The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The effects of certain asset sales, volatile items, the insurance grossing adjustment, liability management, restructuring, payment protection insurance provisions, the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments are excluded in arriving at underlying profit.

During the half-year to 30 June 2019, the Group transferred Cardnet, its card payment acceptance service, from Retail into Commercial Banking and also transferred certain equity business from Commercial Banking into Central items. Comparatives have been restated accordingly.

The Group’s activities are organised into three financial reporting segments: Retail; Commercial Banking; and Insurance and Wealth. There has been no change to the descriptions of these segments as provided in note 4 to the Group’s financial statements for the year ended 31 December 2018, neither has there been any change to the Group’s segmental accounting for internal segment services or derivatives entered into by units for risk management purposes since 31 December 2018.

		Other	Total
		income,	income,
	Net	net of	net of	Profit		Inter-
	interest	insurance	insurance	(loss)	External	segment
	income	claims	claims	before tax	revenue	revenue
Half-year to 30 June 2019	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	4,366	1,007	5,373	1,983	6,501	(1,128)
Commercial Banking	1,460	733	2,193	992	1,770	423
Insurance and Wealth	58	1,183	1,241	677	939	302
Other	261	227	488	542	85	403
Group	6,145	3,150	9,295	4,194	9,295	–
Reconciling items:
Insurance grossing adjustment	(1,303)	1,418	115	–
Market volatility and asset sales	(87)	(22)	(109)	(296)
Amortisation of purchased intangibles	–	–	–	(34)
Restructuring costs	–	(48)	(48)	(182)
Fair value unwind and other items	(116)	(6)	(122)	(135)
Payment protection insurance provision	–	–	–	(650)
Group – statutory	4,639	4,492	9,131	2,897

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.
Segmental analysis (continued)

		Other	Total
		income,	income,
	Net	net of	net of	Profit		Inter-
	interest	insurance	insurance	(loss)	External	segment
	income	claims	claims	before tax	revenue	revenue
Half-year to 30 June 20181	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	4,511	1,052	5,563	2,134	6,399	(836)
Commercial Banking	1,501	842	2,343	1,181	1,818	525
Insurance and Wealth	60	979	1,039	480	1,202	(163)
Other	272	251	523	439	49	474
Group	6,344	3,124	9,468	4,234	9,468	–
Reconciling items:
Insurance grossing adjustment	(244)	321	77	–
Market volatility and asset sales	54	128	182	34
Amortisation of purchased intangibles	–	–	–	(53)
Restructuring costs	–	–	–	(377)
Fair value unwind and other items	(147)	(9)	(156)	(171)
Payment protection insurance provision	–	–	–	(550)
Group – statutory	6,007	3,564	9,571	3,117

1	Restated, see page 70.

		Other	Total
		income,	income,
	Net	net of	net of	Profit		Inter-
	interest	insurance	insurance	(loss)	External	segment
	income	claims	claims	before tax	revenue	revenue
Half-year to 31 December 20181	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	4,549	1,045	5,594	2,077	6,623	(1,029)
Commercial Banking	1,512	828	2,340	1,002	3,071	(731)
Insurance and Wealth	63	886	949	447	693	256
Other	246	127	373	306	(1,130)	1,504
Group	6,370	2,886	9,256	3,832	9,257	–
Reconciling items:
Insurance grossing adjustment	1,078	(994)	84	–
Market volatility and asset sales	73	(171)	(98)	(84)
Amortisation of purchased intangibles	–	–	–	(55)
Restructuring costs	–	(54)	(54)	(502)
Fair value unwind and other items	(132)	(1)	(133)	(148)
Payment protection insurance provision	–	–	–	(200)
Group – statutory	7,389	1,666	9,055	2,843

1	Restated, see page 70.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.
Segmental analysis (continued)

	Segment external		Segment customer		Segment external
	assets		deposits		liabilities
	At 30 June	At 31 Dec	At 30 June	At 31 Dec	At 30 June	At 31 Dec
	2019	2018	2019	2018	2019	2018
	£m	£m	£m	£m	£m	£m

Retail	346,979	349,412	252,400	252,808	259,372	259,778
Commercial Banking	158,234	165,030	150,553	148,635	191,275	191,687
Insurance and Wealth	151,165	140,487	13,832	14,063	158,272	147,673
Other	165,870	142,669	4,907	2,560	164,274	148,261
Total Group	822,248	797,598	421,692	418,066	773,193	747,399

3.
Net fee and commission income

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2019	2018	2018
	£m	£m	£m
Fee and commission income:
Current accounts	325	315	335
Credit and debit card fees	469	487	506
Commercial banking and treasury fees	138	152	153
Unit trust and insurance broking	114	105	116
Private banking and asset management	46	49	48
Factoring	53	39	44
Other	283	225	274
Total fee and commission income	1,428	1,372	1,476
Fee and commission expense	(694)	(674)	(712)
Net fee and commission income	734	698	764

Current account and credit and debit card fees principally arise in Retail; commercial banking, treasury and factoring fees arise in Commercial Banking; and private banking, unit trust, insurance broking and asset management fees arise in Insurance and Wealth.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.
Operating expenses

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2019	2018	2018
	£m	£m	£m
Administrative expenses
Salaries and social security costs	1,627	1,663	1,671
Pensions and other post-retirement benefit schemes (note 13)	280	405	300
Restructuring and other staff costs	250	444	279
	2,157	2,512	2,250
Premises and equipment	242	367	362
Other expenses:
IT, data processing and communications	535	563	558
UK bank levy	–	–	225
Operations, marketing and other	626	534	603
	1,161	1,097	1,386
	3,560	3,976	3,998
Depreciation and amortisation	1,302	1,215	1,190
Total operating expenses, excluding regulatory provisions	4,862	5,191	5,188
Regulatory provisions (note 17):
Payment protection insurance provision	650	550	200
Other regulatory provisions	143	257	343
	793	807	543
Total operating expenses	5,655	5,998	5,731

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.
Impairment

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2019	2018	2018
	£m	£m	£m

Impact of transfers between stages	379	352	133
Other changes in credit quality	223	242	283
Additions (repayments)	(64)	(70)	(20)
Methodology changes	16	(61)	41
Model changes	27	–	–
Other items	(2)	(7)	44
	200	104	348
Total impairment charge	579	456	481

In respect of:
Loans and advances to banks	1	–	1
Loans and advances to customers	598	470	552
Debt securities	–	–	–
Financial assets at amortised cost	599	470	553
Other assets	–	–	1
Impairment charge on drawn balances	599	470	554
Loan commitments and financial guarantees	(19)	(15)	(58)
Financial assets at fair value through other comprehensive income	(1)	1	(15)
Total impairment charge	579	456	481

The Group’s impairment charge comprises the following:

Transfers between stages
The net impact on the impairment charge of transfers between stages.

Other changes in credit quality
Changes in loss allowance as a result of movements in risk parameters that reflect changes in customer credit quality, but which have not resulted in a transfer to a different stage. This also contains the impact on the impairment charge of write-offs and recoveries, where the related loss allowances are reassessed to reflect ultimate realisable or recoverable value.

Additions (repayments)
Expected loss allowances are recognised on origination of new loans or further drawdowns of existing facilities. Repayments relate to the reduction of allowances as a result of repayments of outstanding balances.

Methodology changes
Increase or decrease in impairment charge as a result of adjustments to the models used for expected credit loss calculations; either as changes to the model inputs (risk parameters) or to the underlying assumptions.

Model changes
The impact on the impairment charge of changing the models used to calculate expected credit losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.
Taxation

In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2019 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.

An explanation of the relationship between tax expense and accounting profit is set out below:

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2019	20181	20181
	£m	£m	£m

Profit before tax	2,897	3,117	2,843
UK corporation tax thereon at 19 per cent (2018:19 per cent)	(550)	(592)	(540)
Impact of surcharge on banking profits	(221)	(175)	(234)
Non-deductible costs: conduct charges	(103)	(92)	(9)
Non-deductible costs: bank levy	–	–	(43)
Other non-deductible costs	(39)	(44)	(46)
Non-taxable income	45	51	36
Tax relief on coupons on other equity instruments	47	39	44
Tax-exempt gains on disposals	10	38	86
(Derecognition) recognition of losses that arose in prior years	12	(10)	1
Remeasurement of deferred tax due to rate changes	14	10	22
Differences in overseas tax rates	(15)	3	3
Policyholder tax	(38)	(36)	(26)
Policyholder deferred tax asset in respect of life assurance expenses	–	–	73
Adjustments in respect of prior years	166	8	(21)
Tax expense	(672)	(800)	(654)

1	Restated, see note 1.

7.
Earnings per share

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2019	20181	20181

Profit attributable to ordinary shareholders – basic and diluted (£m)	1,942	2,075	1,900

1	Restated, see note 1.

Weighted average number of ordinary shares in issue – basic (m)	71,053	72,025	71,257
Adjustment for share options and awards (m)	663	670	612
Weighted average number of ordinary shares in issue – diluted (m)	71,716	72,695	71,869

Basic earnings per share	2.7p	2.9p	2.6p
Diluted earnings per share	2.7p	2.9p	2.6p

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.
Financial assets at fair value through profit or loss

	At 30 June	At 31 Dec
	2019	2018
	£m	£m

Trading assets	23,867	35,246

Other financial assets at fair value through profit or loss:
Treasury and other bills	20	20
Loans and advances to customers	10,787	10,964
Loans and advances to banks	2,033	2,178
Debt securities	33,512	32,636
Equity shares	84,889	77,485
	131,241	123,283
Financial assets at fair value through profit or loss	155,108	158,529

Included in the above is £125,272 million (31 December 2018: £116,903 million) of assets relating to the insurance businesses.

9.
Derivative financial instruments

	30 June 2019		31 December 2018
	Fair value	Fair value	Fair value	Fair value
	of assets	of liabilities	of assets	of liabilities
	£m	£m	£m	£m
Hedging
Derivatives designated as fair value hedges	949	223	950	216
Derivatives designated as cash flow hedges	598	965	613	892
	1,547	1,188	1,563	1,108
Trading
Exchange rate contracts	5,718	4,324	5,797	4,753
Interest rate contracts	18,560	16,653	15,747	14,632
Credit derivatives	64	137	99	181
Equity and other contracts	259	724	389	699
	24,601	21,838	22,032	20,265
Total recognised derivative assets/liabilities	26,148	23,026	23,595	21,373

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.
Financial assets at amortised cost

Half-year to 30 June 2019

(A) Loans and advances to customers

				Purchased
				or originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m

At 1 January 2019	441,531	25,345	5,741	15,391	488,008
Exchange and other adjustments	24	(114)	160	194	264
Additions (repayments)	14,982	(2,815)	(149)	(999)	11,019
Transfers to Stage 1	5,432	(5,417)	(15)		–
Transfers to Stage 2	(12,982)	13,241	(259)		–
Transfers to Stage 3	(741)	(1,069)	1,810		–
	(8,291)	6,755	1,536		–
Recoveries			201	28	229
Financial assets that have been written off			(1,069)	−	(1,069)
At 30 June 2019	448,246	29,171	6,420	14,614	498,451
Allowance for impairment losses	(621)	(953)	(1,558)	(181)	(3,313)
Total loans and advances to customers	447,625	28,218	4,862	14,433	495,138

(B) Loans and advances to banks

At 1 January 2019	6,282	3	–	–	6,285
Exchange and other adjustments	(23)	2	–	–	(21)
Transfers to Stage 2	(10)	10	–	–	–
Additions (repayments)	2,113	–	–	–	2,113
At 30 June 2019	8,362	15	–	–	8,377
Allowance for impairment losses	(3)	–	–	–	(3)
Total loans and advances to banks	8,359	15	–	–	8,374

(C) Debt securities

At 1 January 2019	5,238	–	6	–	5,244
Exchange and other adjustments	(6)	–	–	–	(6)
Additions (repayments)	202	–	–	–	202
Assets which have been derecognised	–	–	(2)	−	(2)
Financial assets that have been written off			(1)	–	(1)
At 30 June 2019	5,434	–	3	–	5,437
Allowance for impairment losses	–	–	(3)	–	(3)
Total debt securities	5,434	–	–	–	5,434

Total financial assets at amortised cost	461,418	28,233	4,862	14,433	508,946

Exchange and other adjustments includes certain adjustments, prescribed by IFRS 9, in respect of purchased or originated credit-impaired financial assets

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.
Financial assets at amortised cost (continued)

Year ended 31 December 2018

(A) Loans and advances to customers

				Purchased
				or originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m

At 1 January 2018	403,881	37,245	5,140	17,973	464,239
Exchange and other adjustments	958	32	–	–	990
Additions (repayments)	34,942	(2,187)	(2,074)	(2,609)	28,072
Transfers to Stage 1	19,524	(19,501)	(23)		–
Transfers to Stage 2	(15,743)	15,996	(253)		–
Transfers to Stage 3	(2,031)	(2,220)	4,251		–
	1,750	(5,725)	3,975		–
Recoveries	–	–	553	27	580
Disposal of businesses	–	(4,020)	(277)	–	(4,297)
Financial assets that have been written off			(1,576)	–	(1,576)
At 31 December 2018	441,531	25,345	5,741	15,391	488,008
Allowance for impairment losses	(525)	(994)	(1,553)	(78)	(3,150)
Total loans and advances to customers	441,006	24,351	4,188	15,313	484,858

(B) Loans and advances to banks

At 1 January 2018	4,245	2	–	–	4,247
Exchange and other adjustments	(29)	1	–	–	(28)
Additions (repayments)	2,066	–	–	–	2,066
At 31 December 2018	6,282	3	–	–	6,285
Allowance for impairment losses	(2)	–	–	–	(2)
Total loans and advances to banks	6,280	3	–	–	6,283

(C) Debt securities

At 1 January 2018	3,291	–	49	–	3,340
Exchange and other adjustments	77	–	(14)	–	63
Additions (repayments)	1,870	–	–	–	1,870
Financial assets that have been written off			(29)	–	(29)
At 31 December 2018	5,238	–	6	–	5,244
Allowance for impairment losses	–	–	(6)	–	(6)
Total debt securities	5,238	–	–	–	5,238

Total financial assets at amortised cost	452,524	24,354	4,188	15,313	496,379

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.
Financial assets at amortised cost (continued)

Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at 30 June 2019, with the exception of those held within Purchased or originated credit-impaired, which are not transferrable. Net increase and decrease in balances comprise new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before write-off.

Loans and advances to customers include advances securitised under the Group's securitisation and covered bond programmes (see note 12).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.
Allowance for impairment losses

Half-year to 30 June 2019

				Purchased
				or originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m
In respect of drawn balances
At 1 January 2019	527	994	1,570	78	3,169
Exchange and other adjustments	5	(86)	324	195	438

Transfers to Stage 1	329	(323)	(6)		–
Transfers to Stage 2	(50)	86	(36)		–
Transfers to Stage 3	(7)	(36)	43		–
Impact of transfers between stages	(280)	373	276		369
	(8)	100	277		369
Other items charged to the income statement	100	(55)	305	(120)	230
Charge to the income statement (note 5)	92	45	582	(120)	599
Advances written off			(1,069)	–	(1,069)
Recoveries of advances written off in previous years			201	28	229
Discount unwind			(28)	–	(28)
At 30 June 2019	624	953	1,580	181	3,338

In respect of undrawn balances
At 1 January 2019	123	64	6	–	193
Exchange and other adjustments	–	(1)	–	–	(1)

Transfers to Stage 1	17	(17)	–		–
Transfers to Stage 2	(5)	5	–		–
Transfers to Stage 3	–	(2)	2		–
Impact of transfers between stages	(14)	25	(1)		10
	(2)	11	1		10
Other items charged to the income statement	(32)	5	(2)	–	(29)
Charge to the income statement	(34)	16	(1)	–	(19)
At 30 June 2019	89	79	5	–	173
Total allowance for impairment losses	713	1,032	1,585	181	3,511

In respect of:
Loans and advances to banks	3	–	–	–	3
Loans and advances to customers	621	953	1,558	181	3,313
Debt securities	–	–	3	–	3
Other assets	–	–	19	–	19
Drawn balances	624	953	1,580	181	3,338
Provisions in relation to loan commitments and financial guarantees	89	79	5	–	173
Total allowance for impairment losses	713	1,032	1,585	181	3,511
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	1	–	–	–	1

Exchange and other adjustments includes certain adjustments, prescribed by IFRS 9, in respect of purchased or originated credit-impaired financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.
Allowance for impairment losses (continued)

Year ended 31 December 2018

				Purchased
				or originated
				credit-
	Stage 1	Stage 2	Stage 3	Impaired	Total
	£m	£m	£m	£m	£m
In respect of drawn balances
At 1 January 2018	590	1,147	1,491	32	3,260
Exchange and other adjustments	2	–	133	–	135

Transfers to Stage 1	304	(299)	(5)		–
Transfers to Stage 2	(46)	85	(39)		–
Transfers to Stage 3	(32)	(131)	163		–
Impact of transfers between stages	(233)	401	325		493
	(7)	56	444		493
Other items charged to the income statement	(58)	(107)	696	–	531
Charge to the income statement (note 5)	(65)	(51)	1,140	–	1,024
Advances written off			(1,605)	–	(1,605)
Disposal of businesses	–	(102)	(79)	–	(181)
Recoveries of advances written off in previous years			553	27	580
Discount unwind			(63)	19	(44)
At 31 December 2018	527	994	1,570	78	3,169

In respect of undrawn balances
At 1 January 2018	147	126	–	–	273
Exchange and other adjustments	(5)	(14)	12	–	(7)

Transfers to Stage 1	28	(28)	–		–
Transfers to Stage 2	(6)	6	–		–
Transfers to Stage 3	(2)	(5)	7		–
Impact of transfers between stages	(25)	22	(5)		(8)
	(5)	(5)	2		(8)
Other items charged to the income statement	(14)	(43)	(8)	–	(65)
Charge to the income statement	(19)	(48)	(6)	–	(73)
At 31 December 2018	123	64	6	–	193
Total allowance for impairment losses	650	1,058	1,576	78	3,362

In respect of:
Loans and advances to banks	2	–	–	–	2
Loans and advances to customers	525	994	1,553	78	3,150
Debt securities	–	–	6	–	6
Other assets	–	–	11	–	11
Drawn balances	527	994	1,570	78	3,169
Provisions in relation to loan commitments and financial guarantees	123	64	6	–	193
Total allowance for impairment losses	650	1,058	1,576	78	3,362
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	1	–	–	–	1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.
Allowance for impairment losses (continued)

The Group’s income statement charge comprises:

	Half-year	Year ended
	to 30 June	31 Dec
	2019	2018
	£m	£m

Drawn balances	599	1,024
Undrawn balances	(19)	(73)
Financial assets at fair value through other comprehensive income	(1)	(14)
Total	579	937

Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at 30 June 2019, with the exception of those held within purchased or originated credit-impaired, which are not transferable. As assets are transferred between stages, the resulting change in expected credit loss of £369 million for drawn balances, and £10 million for undrawn balances, is presented separately, in the stage in which the allowance is recognised at the end of the reporting period.

Net increase and decrease in balances comprise the movements in the expected credit loss as a result of new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before write-off. Consequently, recoveries on assets previously written-off will also occur in Stage 3 only.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.
Debt securities in issue

	30 June 2019			31 December 2018
	At fair			At fair
	value			value
	through	At		through	At
	profit or	amortised		profit or	amortised
	loss	cost	Total	loss	cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	7,930	39,404	47,334	7,032	37,490	44,522
Covered bonds	–	30,479	30,479	–	28,194	28,194
Certificates of deposit	–	12,167	12,167	–	12,020	12,020
Securitisation notes	52	5,261	5,313	53	5,426	5,479
Commercial paper	–	10,504	10,504	–	8,038	8,038
	7,982	97,815	105,797	7,085	91,168	98,253

The notes issued by the Group’s securitisation and covered bond programmes are held by external parties and by subsidiaries of the Group.

Securitisation programmes
At 30 June 2019, external parties held £5,313 million (31 December 2018: £5,479 million) and the Group’s subsidiaries held £30,139 million (31 December 2018: £31,701 million) of total securitisation notes in issue of £35,452 million (31 December 2018: £37,180 million). The notes are secured on loans and advances to customers and debt securities held at amortised cost amounting to £38,604 million (31 December 2018: £41,674 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. The structured entities are consolidated fully and all of these loans are retained on the Group's balance sheet.

Covered bond programmes
At 30 June 2019, external parties held £30,479 million (31 December 2018: £28,194 million) and the Group’s subsidiaries held £700 million (31 December 2018: £700 million) of total covered bonds in issue of £31,179 million (31 December 2018: £28,894 million). The bonds are secured on certain loans and advances to customers amounting to £41,049 million (31 December 2018: £36,802 million) that have been assigned to bankruptcy remote limited liability partnerships. These loans are retained on the Group's balance sheet.

Cash deposits of £4,049 million (31 December 2018: £4,102 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations are held by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.
Post-retirement defined benefit schemes

The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 June	At 31 Dec
	2019	2018
	£m	£m
Defined benefit pension schemes:
Fair value of scheme assets	45,763	42,238
Present value of funded obligations	(44,375)	(41,092)
Net pension scheme asset	1,388	1,146
Other post-retirement schemes	(129)	(124)
Net retirement benefit asset	1,259	1,022

Recognised on the balance sheet as:
Retirement benefit assets	1,509	1,267
Retirement benefit obligations	(250)	(245)
Net retirement benefit asset	1,259	1,022

The movement in the Group’s net post-retirement defined benefit scheme asset during the period was as follows:

£m

Asset at 1 January 2019	1,022
Exchange and other adjustments	11
Income statement charge	(139)
Employer contributions	538
Remeasurement	(173)
Asset at 30 June 2019	1,259

The charge to the income statement in respect of pensions and other post-retirement benefit schemes is comprised as follows:

9
	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2019	2018	2018
	£m	£m	£m

Defined benefit pension schemes	139	271	134
Defined contribution schemes	141	134	166
Total charge to the income statement (note 4)	280	405	300

The principal assumptions used in the valuations of the defined benefit pension schemes were as follows:

	At 30 June	At 31 Dec
	2019	2018
	%	%

Discount rate	2.33	2.90
Rate of inflation:
Retail Prices Index	3.19	3.20
Consumer Price Index	2.14	2.15
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.73	2.73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.
Subordinated liabilities

The Group’s subordinated liabilities are comprised as follows:

9
	At 30 June	At 31 Dec
	2019	2018
	£m	£m

Preference shares	919	803
Preferred securities	3,314	3,205
Undated subordinated liabilities	587	588
Dated subordinated liabilities	12,989	13,060
Total subordinated liabilities	17,809	17,656

15.
Share capital

Movements in share capital during the period were as follows:

	Number
	of shares
	(million)	£m
Ordinary shares of 10p each
At 1 January 2019	71,164	7,116
Issued in the period1	725	73
Share buybacks	(1,125)	(113)
At period end	70,764	7,076

1	The ordinary shares issued in the period were in respect of employee share schemes.

On 20 February 2019 the Group announced the launch of a share buyback programme to repurchase up to £1.75 billion of its outstanding ordinary shares; the programme commenced on 1 March 2019. The Group entered into an agreement with Morgan Stanley & Co. International plc and UBS AG, London Branch (the joint brokers) to conduct the share buyback programme on its behalf and to make trading decisions under the programme independently of the Group. The joint brokers are purchasing the Group’s ordinary shares as principal and selling them to the Group in accordance with the terms of their engagement. The Group cancels the shares that it purchases through the programme. By 30 June 2019, the Group had bought back and cancelled 1,125 million shares under the programme, for a total cost of £694 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.
Other equity instruments

£m

At 1 January 2019	6,491
Redemption of Additional Tier 1 securities	(1,481)
Additional Tier 1 securities issued in the period:
US dollar notes ($500 million nominal)	396
At 30 June 2019	5,406

On 27 June 2019 the Group redeemed, at par, £1,481 million of Additional Tier 1 securities at their first call date.

During the half-year to 30 June 2019 the Group issued £396 million (US$500 million) of Additional Tier 1 (AT1) securities; issue costs of £1 million, net of tax, have been charged to retained profits.

The AT1 securities are Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities with no fixed maturity or redemption date.

The principal terms of the AT1 securities are described below:

●
The securities rank behind the claims against Lloyds Banking Group plc of (a) unsubordinated creditors, (b) claims which are, or are expressed to be, subordinated to the claims of unsubordinated creditors of Lloyds Banking Group plc but not further or otherwise or (c) whose claims are, or are expressed to be, junior to the claims of other creditors of Lloyds Banking Group, whether subordinated or unsubordinated, other than those whose claims rank, or are expressed to rank, pari passu with, or junior to, the claims of the holders of the AT1 Securities in a winding-up occurring prior to a conversion event being triggered.

●
The securities bear a fixed rate of interest until the first call date. After the initial call date, in the event that they are not redeemed, the AT1 securities will bear interest at rates fixed periodically in advance for five year periods based on market rates.

●
Interest on the securities will be due and payable only at the sole discretion of Lloyds Banking Group plc, and Lloyds Banking Group plc may at any time elect to cancel any Interest Payment (or any part thereof) which would otherwise be payable on any Interest Payment Date. There are also certain restrictions on the payment of interest as specified in the terms.

●
The securities are undated and are repayable, at the option of Lloyds Banking Group plc, in whole at the first call date, or on any fifth anniversary after the first call date. In addition, the AT1 securities are repayable, at the option of Lloyds Banking Group plc, in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the PRA.

●
The securities convert into ordinary shares of Lloyds Banking Group plc, at a pre-determined price, should the fully loaded Common Equity Tier 1 ratio of the Group fall below 7.0 per cent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.
Provisions for liabilities and charges

	Provisions	Payment	Other
	for	Protection	regulatory
	commitments	Insurance	provisions	Other	Total
	£m	£m	£m	£m	£m

Balance at 31 December 2018	193	1,524	861	969	3,547
Adjustment on implementation of IFRS 16	–	–	–	(97)	(97)
Exchange and other adjustments	(1)	32	–	1	32
Provisions applied	–	(992)	(412)	(204)	(1,608)
Charge for the period	(19)	650	143	210	984
At 30 June 2019	173	1,214	592	879	2,858

Payment protection insurance (excluding MBNA)
The Group increased the provision for PPI costs by a further £650 million in the half-year to 30 June 2019, of which £550 million was in the second quarter, bringing the total amount provided to £20,075 million.

The charge in the second quarter is largely driven by the significant increase in PPI information requests (PIRs) which is likely to lead to higher total complaints and associated administration costs. The Group has historically received around 70,000 PIRs per week, of which around 9,000 converted into a complaint. Through the second quarter, the number of PIRs received increased to around 150,000 per week and in recent weeks around 190,000 per week and the Group has assumed that PIRs remain at this elevated level until the industry deadline at the end of August 2019. At the same time, the quality of PIRs has deteriorated and the Group expects this to continue. While PIR and complaint volumes remain uncertain, the impact of these additional volumes is expected to generate around 200,000 extra complaints, increasing the total expected complaint volumes from 5.6 million to 5.8 million.

At 30 June 2019, a provision of £1,083 million remained unutilised relating to complaints and associated administration costs. Total cash payments were £896 million during the six months to 30 June 2019.

Sensitivities
The Group estimates that it has sold approximately 16 million PPI policies since 2000. These include policies that were not mis-sold and those that have been successfully claimed upon. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for approximately 54 per cent of the policies sold since 2000.

The total amount provided for PPI represents the Group’s best estimate of the likely future cost. A number of risks and uncertainties remain including with respect to future complaint volumes, however the potential impact of these risks has reduced due to the proximity of the industry deadline. The cost could differ from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. These may also be impacted by any further regulatory changes, the final stage of the Financial Conduct Authority (FCA) media campaign and Claims Management Company and customer activity, and potential additional remediation arising from the continuous improvement of the Group’s operational practices.

Deloitte LLP has been appointed to assist the Official Receiver with the submission of PPI queries to providers to establish whether any mis-sold PPI redress is due to creditors of bankrupts’ estates. The Group has not made any provision in relation to this matter, which will remain under review.

For every additional 1,000 reactive complaints per week from July 2019 through to the industry deadline of the end of August 2019, the Group would expect an additional charge of approximately £20 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.
Provisions for liabilities and charges (continued)

Payment protection insurance (MBNA)
As announced in December 2016, the Group’s exposure is capped at £240 million, which is already provided for, through an indemnity received from Bank of America. MBNA increased its PPI provision by £32 million in the half-year to 30 June 2019 but the Group’s exposure continues to remain capped at £240 million under the arrangement with Bank of America, notwithstanding this increase by MBNA.

Other provisions for legal actions and regulatory matters
In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the six months to 30 June 2019 the Group charged a further £143 million in respect of legal actions and other regulatory matters, and the unutilised balance at 30 June 2019 was £592 million (31 December 2018: £861 million). The most significant items are as follows.

Arrears handling related activities
The Group has provided an additional £55 million in the half-year to 30 June 2019 for the costs of identifying and rectifying certain arrears management fees and activities, taking the total provided to date to £848 million. The Group has put in place a number of actions to improve its handling of customers in these areas and has made good progress in reimbursing arrears fees to impacted customers.

Packaged bank accounts
The Group had provided a total of £795 million up to 31 December 2018 in respect of complaints relating to alleged mis-selling of packaged bank accounts, with no further amounts provided during the six months to 30 June 2019. A number of risks and uncertainties remain particularly with respect to future volumes.

Customer claims in relation to insurance branch business in Germany
The Group continues to receive claims in Germany from customers relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers received from customers in Austria and Italy. The industry-wide issue regarding notification of contractual 'cooling off' periods continued to lead to an increasing number of claims in 2016 and 2017 levelling out in 2018 and into 2019. Up to 31 December 2018 the Group had provided a total of £639 million, with no further amounts provided in 2019. The validity of the claims facing the Group depends upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

HBOS Reading – customer review
The Group has now completed its compensation assessment for all 71 business customers within the customer review, with more than 98 per cent of these offers to individuals accepted. In total, more than £98 million has been offered of which £84 million has so far been accepted, in addition to £9 million for ex-gratia payments and £6 million for the re-imbursements of legal fees.

The review follows the conclusion of a criminal trial in which a number of individuals, including two former HBOS employees, were convicted of conspiracy to corrupt, fraudulent trading and associated money laundering offences which occurred prior to the acquisition of HBOS by the Group in 2009. The Group provided a further £15 million in the year ended 31 December 2018 for customer settlements, raising the total amount provided to £115 million and is now nearing the end of the process of paying compensation to the victims of the fraud, including ex-gratia payments and re-imbursements of legal fees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.
Contingent liabilities and commitments

Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Group is not directly involved in the ongoing litigation (as described below) which involve card schemes such as Visa and Mastercard. However, the Group is a member / licensee of Visa and Mastercard and other card schemes:
●
Litigation brought by retailers continues in the English Courts against both Visa and Mastercard

●
Litigation brought on behalf of UK consumers is also proceeding in the English Courts against Mastercard

●
Any ultimate impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time

Visa Inc completed its acquisition of Visa Europe on 21 June 2016. As part of this transaction, the Group and certain other UK banks also entered into a Loss Sharing Agreement (LSA) with Visa Inc, which clarifies the allocation of liabilities between the parties should the litigation referred to above result in Visa Inc being liable for damages payable by Visa Europe. The maximum amount of liability to which the Group may be subject under the LSA is capped at the cash consideration which was received by the Group at completion. Visa Inc may also have recourse to a general indemnity, previously in place under Visa Europe's Operating Regulations, for damages claims concerning inter or intra-regional MIF setting activities.

LIBOR and other trading rates
In July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies' submissions to the British Bankers' Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The Swiss Competition Commission concluded its investigation against Lloyds in June 2019. The Group continues to cooperate with various other government and regulatory authorities, including a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR and the Australian BBSW Reference Rate. Certain of the plaintiffs' claims, have been dismissed by the US Federal Court for Southern District of New York (subject to appeals).

Certain Group companies are also named as defendants in (i) UK based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of the claims against the Group in relation to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group's contractual arrangements, including their timing and scale.

UK shareholder litigation
In August 2014, the Group and a number of former directors were named as defendants in a claim by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. The defendants refute all claims made. A trial commenced in the English High Court on 18 October 2017 and concluded on 5 March 2018 with judgment to follow. It is currently not possible to determine the ultimate impact on the Group (if any).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.
Contingent liabilities and commitments (continued)

Tax authorities
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Group that their interpretation of the UK rules which allow the offset of such losses denies the claim. If HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £770 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £250 million. The Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Group is in discussion with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

Mortgage arrears handling activities
On 26 May 2016, the Group was informed that an enforcement team at the FCA had commenced an investigation in connection with the Group's mortgage arrears handling activities. This investigation is ongoing and the Group continues to cooperate with the FCA. It is not currently possible to make a reliable assessment of any liability that may result from the investigation including any financial penalty or public censure.

HBOS Reading - FCA investigation
The FCA’s investigation into the events surrounding the discovery of misconduct within the Reading-based Impaired Assets team of HBOS has concluded. The FCA issued a final notice on 21 June 2019 announcing that the Group had agreed to settle the matter and pay a fine of £45.5 million.

Other legal actions and regulatory matters
In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.
Contingent liabilities and commitments (continued)

Contingent liabilities and commitments arising from the banking business

	At 30 June	At 31 Dec
	2019	2018
	£m	£m

Contingent liabilities
Acceptances and endorsements	74	194
Other:
Other items serving as direct credit substitutes	1,042	632
Performance bonds and other transaction-related contingencies	2,462	2,425
	3,504	3,057
Total contingent liabilities	3,578	3,251

Commitments and guarantees
Documentary credits and other short-term trade-related transactions	1	1
Forward asset purchases and forward deposits placed	171	731

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	15,011	11,594
Other commitments and guarantees	84,322	85,060
	99,333	96,654
1 year or over original maturity	37,599	37,712
Total commitments and guarantees	137,104	135,098

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £67,814 million (31 December 2018: £64,884 million) was irrevocable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.
Fair values of financial assets and liabilities

The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 49 to the Group’s 2018 financial statements describes the definitions of the three levels in the fair value hierarchy.

Valuation control framework
Key elements of the valuation control framework, which covers processes for all levels in the fair value hierarchy including level 3 portfolios, include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.

Transfers into and out of level 3 portfolios
Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when sources of data cease to be observable.

Valuation methodology
For level 2 and level 3 portfolios, there is no significant change to the valuation methodology (techniques and inputs) disclosed in the Group’s 2018 Annual Report and Accounts applied to these portfolios.

The table below summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	30 June 2019		31 December 2018
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	£m	£m	£m	£m
Financial assets
Financial assets at fair value through profit or loss	155,108	155,108	158,529	158,529
Derivative financial instruments	26,148	26,148	23,595	23,595

Loans and advances to banks	8,374	8,363	6,283	6,286
Loans and advances to customers	495,138	496,768	484,858	484,660
Debt securities	5,434	5,427	5,238	5,244
Financial assets at amortised cost	508,946	510,558	496,379	496,190
Financial assets at fair value through other comprehensive income	27,078	27,078	24,815	24,815
Financial liabilities
Deposits from banks	34,777	34,761	30,320	30,322
Customer deposits	421,692	422,277	418,066	418,450
Financial liabilities at fair value through profit or loss	24,754	24,754	30,547	30,547
Derivative financial instruments	23,026	23,026	21,373	21,373
Debt securities in issue	97,815	100,102	91,168	93,233
Liabilities arising from non-participating investment contracts	14,706	14,706	13,853	13,853
Subordinated liabilities	17,809	20,200	17,656	19,564

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.
Fair values of financial assets and liabilities (continued)

The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable.

Financial assets

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 30 June 2019
Financial assets at fair value through profit or loss:
Loans and advances to customers	–	14,907	11,042	25,949
Loans and advances to banks	–	3,082	–	3,082
Debt securities	17,931	21,459	1,778	41,168
Equity shares	82,833	13	2,043	84,889
Treasury and other bills	20	–	–	20
Total financial assets at fair value through profit or loss	100,784	39,461	14,863	155,108
Financial assets at fair value through other comprehensive income:
Debt securities	15,252	11,083	171	26,506
Equity shares	–	–	25	25
Treasury and other bills	547	–	–	547
Total financial assets at fair value through other comprehensive income	15,799	11,083	196	27,078
Derivative financial instruments	83	24,881	1,184	26,148
Total financial assets carried at fair value	116,666	75,425	16,243	208,334

At 31 December 2018
Financial assets at fair value through profit or loss:
Loans and advances to customers	–	27,285	10,565	37,850
Loans and advances to banks	–	3,026	–	3,026
Debt securities	18,010	20,544	1,594	40,148
Equity shares	75,701	26	1,758	77,485
Treasury and other bills	20	–	–	20
Total financial assets at fair value through profit or loss	93,731	50,881	13,917	158,529
Financial assets at fair value through other comprehensive income:
Debt securities	18,879	5,366	246	24,491
Treasury and other bills	303	–	–	303
Equity shares	–	–	21	21
Total financial assets at fair value through other comprehensive income	19,182	5,366	267	24,815
Derivative financial instruments	93	22,575	927	23,595
Total financial assets carried at fair value	113,006	78,822	15,111	206,939

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.
Fair values of financial assets and liabilities (continued)

Financial liabilities

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m

At 30 June 2019
Financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	–	7,930	52	7,982
Trading liabilities	2,672	14,100	–	16,772
Total financial liabilities at fair value through profit or loss	2,672	22,030	52	24,754
Derivative financial instruments	274	21,479	1,273	23,026
Total financial liabilities carried at fair value	2,946	43,509	1,325	47,780

At 31 December 2018
Financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	–	7,085	11	7,096
Trading liabilities	1,464	21,987	–	23,451
Total financial liabilities at fair value through profit or loss	1,464	29,072	11	30,547
Derivative financial instruments	132	20,525	716	21,373
Total financial liabilities carried at fair value	1,596	49,597	727	51,920

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.
Fair values of financial assets and liabilities (continued)

Movements in level 3 portfolio
The tables below analyse movements in the level 3 financial assets portfolio.

		Financial
	Financial	assets at		Total
	assets at	fair value		financial
	fair value	through other		assets
	through profit	comprehensive	Derivative	carried at
	or loss	income	assets	fair value
	£m	£m	£m	£m

At 1 January 2019	13,917	267	927	15,111
Exchange and other adjustments	3	1	–	4
Gains recognised in the income statement within other income	489	–	251	740
Gains (losses) recognised in other comprehensive income within the revaluation reserve in respect of financial assets carried at fair value through other comprehensive income	–	8	–	8
Purchases/ increases to customer loans	1,511	–	2	1,513
Sales/ repayments	(1,522)	(80)	(16)	(1,618)
Transfers into the level 3 portfolio	563	–	22	585
Transfers out of the level 3 portfolio	(98)	–	(2)	(100)
At 30 June 2019	14,863	196	1,184	16,243
Gains (losses) recognised in the income statement within other income relating to those assets held at 30 June 2019	189	–	285	474

		Financial
	Financial	assets held		Total
	assets at	at fair value		financial
	fair value	through other		assets
	through profit	comprehensive	Derivative	carried at
	or loss	income	assets	fair value
	£m	£m	£m	£m

At 1 January 2018	14,152	302	1,056	15,510
Exchange and other adjustments	3	(1)	–	2
Gains recognised in the income statement within other income	111	–	2	113
Gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets held at fair value through other comprehensive income	–	1	–	1
Purchases/ increases to customer loans	206	–	–	206
Sales/ repayments	(491)	(91)	(90)	(672)
Transfers into the level 3 portfolio	532	334	–	866
Transfers out of the level 3 portfolio	(320)	(193)	–	(513)
At 30 June 2018	14,193	352	968	15,513
Gains (losses) recognised in the income statement within other income relating to those assets held at 30 June 2018	160	–	2	162

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.
Fair values of financial assets and liabilities (continued)

The tables below analyse movements in the level 3 financial liabilities portfolio.

	Financial		Total
	liabilities at		financial
	fair value		liabilities
	through	Derivative	carried at
	profit or loss	liabilities	fair value
	£m	£m	£m

At 1 January 2019	11	716	727
Exchange and other adjustments	–	–	–
Losses recognised in the income statement within other income	–	204	204
Additions	–	1	1
Redemptions	(1)	(12)	(13)
Transfers into the level 3 portfolio	53	364	417
Transfers out of the level 3 portfolio	(11)	–	(11)
At 30 June 2019	52	1,273	1,325
Losses recognised in the income statement within other income relating to those liabilities held at 30 June 2019	–	249	249

	Financial		Total
	liabilities at		financial
	fair value		liabilities
	through	Derivative	carried at
	profit or loss	liabilities	fair value
	£m	£m	£m

At 1 January 2018	–	804	804
Exchange and other adjustments	–	–	–
Gains recognised in the income statement within other income	–	(30)	(30)
Additions	–	–	–
Redemptions	–	(2)	(2)
Transfers into the level 3 portfolio	10	–	10
Transfers out of the level 3 portfolio	–	–	–
At 30 June 2018	10	772	782
Gains recognised in the income statement within other income relating to those liabilities held at 30 June 2018	–	(30)	(30)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.
Fair values of financial assets and liabilities (continued)

The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities which have an aggregated carrying value greater than £500 million.

				At 30 June 2019
					Effect of reasonably
					possible alternative
					assumptions1
		Significant
	Valuation	unobservable		Carrying	Favourable	Unfavourable
	technique(s)	inputs	Range2	value	changes	changes
				£m	£m	£m
Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Gross interest rates, inferred spreads (bps)	76 bps / 208 bps	11,042	347	(406)

Equity and venture capital investments	Market approach	Earnings multiple	0.9 / 14.6	1,786	102	(96)
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)³	n/a		524	51	(74)
Unlisted equities and debt securities, property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)³	n/a		1,153	16	(40)
Other				358	47	(47)
				14,863
Financial assets at fair value through other comprehensive income				196
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility	7% / 121%	1,184
				1,184	8	(4)
Financial assets carried at fair value				16,243

Financial liabilities at fair value through profit or loss				52

Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility	7% / 121%	1,273	−	−
Financial liabilities carried at fair value				1,325

1	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2	The range represents the highest and lowest inputs used in the level 3 valuations.
3	Underlying asset/net asset values represent fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.
Fair values of financial assets and liabilities (continued)

				At 31 December 2018
					Effect of reasonably
					possible alternative
					assumptions1
		Significant
	Valuation	unobservable		Carrying	Favourable	Unfavourable
	technique(s)	inputs	Range2	value	changes	changes
				£m	£m	£m
Financial assets at fair value through profit or loss:
Loans and advances to customers	Discounted cash flows	Gross interest rates, inferred spreads (bps)	97bps / 208bps	10,565	380	(371)
Equity and venture capital investments	Market approach	Earnings multiple	0.9 / 14.6	1,657	54	(55)
	Underlying assets/net asset value (incl. property prices)³			523	48	(57)
Unlisted equities and debt securities, property partnerships in the life funds	Underlying asset/net asset value (incl. property prices, broker quotes or discounted cash flows)3	n/a	n/a	898	2	(45)
Other				274	92	(21)
				13,917
Financial assets at fair value through other comprehensive income				267
Derivative financial assets:
Interest rate derivatives	Option pricing model	Interest rate volatility	19% / 80%	927	7	(5)
				927
Financial assets carried at fair value				15,111
Financial liabilities at fair value through profit or loss				11
Derivative financial liabilities:
Interest rate derivatives	Option pricing model	Interest rate volatility	19% / 80%	716	−	−
				716
Financial liabilities carried at fair value				727

1	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2	The range represents the highest and lowest inputs used in the level 3 valuations.
3	Underlying asset/net asset values represent fair value.

Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group’s 2018 financial statements.

Reasonably possible alternative assumptions
Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and are unchanged from those described in note 49 to the Group’s 2018 financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.
Credit quality of loans and advances to banks and customers

Gross drawn exposures

At 30 June 2019					Purchased
					or
					originated
					credit-
	PD	Stage 1	Stage 2	Stage 3	impaired	Total
	range	£m	£m	£m	£m	£m

Loans and advances to banks:
CMS 1-10	0.00-0.50%	8,170	15	–	–	8,185
CMS 11-14	0.51-3.00%	192	–	–	–	192
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	–	–	–
		8,362	15	–	–	8,377
Loans and advances to customers:
Retail – mortgages
RMS 1-6	0.00-4.50%	252,238	13,585	–	–	265,823
RMS 7-9	4.51-14.00%	22	1,842	–	–	1,864
RMS 10	14.01-20.00%	–	421	–	–	421
RMS 11-13	20.01-99.99%	–	1,028	–	–	1,028
RMS 14	100.00%	–	–	1,543	14,614	16,157
		252,260	16,876	1,543	14,614	285,293
Retail – unsecured
RMS 1-6	0.00-4.50%	22,749	1,213	–	–	23,962
RMS 7-9	4.51-14.00%	1,782	738	–	–	2,520
RMS 10	14.01-20.00%	36	143	–	–	179
RMS 11-13	20.01-99.99%	11	545	–	–	556
RMS 14	100.00%	–	–	678	–	678
		24,578	2,639	678	–	27,895
Retail – UK Motor Finance
RMS 1-6	0.00-4.50%	14,013	881	–	–	14,894
RMS 7-9	4.51-14.00%	327	236	–	–	563
RMS 10	14.01-20.00%	–	93	–	–	93
RMS 11-13	20.01-99.99%	3	192	–	–	195
RMS 14	100.00%	–	–	137	–	137
		14,343	1,402	137	–	15,882
Retail – other
RMS 1-6	0.00-4.50%	8,252	370	–	–	8,622
RMS 7-9	4.51-14.00%	–	107	–	–	107
RMS 10	14.01-20.00%	–	10	–	–	10
RMS 11-13	20.01-99.99%	167	28	–	–	195
RMS 14	100.00%	–	–	132	–	132
		8,419	515	132	–	9,066
CMS 1-10	0.00-0.50%	1,538	275	–	–	1,813
CMS 11-14	0.51-3.00%	–	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	29	–	29
		1,538	275	29	–	1,842
Total Retail		301,138	21,707	2,519	14,614	339,978

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.
Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures (continued)

At 30 June 2019					Purchased
					or
					originated
					credit-
	PD	Stage 1	Stage 2	Stage 3	impaired	Total
	range	£m	£m	£m	£m	£m

Commercial
CMS 1-10	0.00-0.50%	68,151	344	–	–	68,495
CMS 11-14	0.51-3.00%	21,584	4,661	–	–	26,245
CMS 15-18	3.01-20.00%	598	2,334	–	–	2,932
CMS 19	20.01-99.99%	–	74	–	–	74
CMS 20-23	100%	–	–	3,777	–	3,777
		90,333	7,413	3,777	–	101,523
Other
RMS 1-6	0.00-4.50%	789	50	–	–	839
RMS 7-9	4.51-14.00%	–	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100.00%	–	–	56	–	56
		789	50	56	–	895
CMS 1-10	0.00-0.50%	55,986	1	–	–	55,987
CMS 11-14	0.51-3.00%	–	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	68	–	68
		55,986	1	68	–	56,055
Total loans and advances to customers		448,246	29,171	6,420	14,614	498,451

In respect of:
Retail		301,138	21,707	2,519	14,614	339,978
Commercial		90,333	7,413	3,777	–	101,523
Other		56,775	51	124	–	56,950
Total loans and advances to customers		448,246	29,171	6,420	14,614	498,451

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.
Credit quality of loans and advances to banks and customers (continued)

Expected credit losses

At 30 June 2019					Purchased
					or
					originated
					credit-
	PD	Stage 1	Stage 2	Stage 3	impaired	Total
	range	£m	£m	£m	£m	£m

Loans and advances to banks:
CMS 1-10	0.00-0.50%	2	–	–	–	2
CMS 11-14	0.51-3.00%	1	–	–	–	1
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	–	–	–
		3	–	–	–	3
Loans and advances to customers:
Retail – mortgages
RMS 1-6	0.00-4.50%	37	168	–	–	205
RMS 7-9	4.51-14.00%	–	36	–	–	36
RMS 10	14.01-20.00%	–	15	–	–	15
RMS 11-13	20.01-99.99%	–	47	–	–	47
RMS 14	100.00%	–	–	134	181	315
		37	266	134	181	618
Retail – unsecured
RMS 1-6	0.00-4.50%	184	48	–	–	232
RMS 7-9	4.51-14.00%	70	76	–	–	146
RMS 10	14.01-20.00%	4	26	–	–	30
RMS 11-13	20.01-99.99%	3	180	–	–	183
RMS 14	100.00%	–	–	215	–	215
		261	330	215	–	806
Retail – UK Motor Finance
RMS 1-6	0.00-4.50%	187	19	–	–	206
RMS 7-9	4.51-14.00%	13	11	–	–	24
RMS 10	14.01-20.00%	–	9	–	–	9
RMS 11-13	20.01-99.99%	–	31	–	–	31
RMS 14	100.00%	–	–	77	–	77
		200	70	77	–	347
Retail – other
RMS 1-6	0.00-4.50%	6	8	–	–	14
RMS 7-9	4.51-14.00%	–	3	–	–	3
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	1	–	–	1
RMS 14	100.00%	–	–	46	–	46
		6	12	46	–	64
CMS 1-10	0.00-0.50%	20	19	–	–	39
CMS 11-14	0.51-3.00%	–	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	6	–	6
		20	19	6	–	45
Total Retail		524	697	478	181	1,880

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.
Credit quality of loans and advances to banks and customers (continued)

Expected credit losses (continued)

At 30 June 2019					Purchased
					or
					originated
					credit-
	PD	Stage 1	Stage 2	Stage 3	impaired	Total
	range	£m	£m	£m	£m	£m

Commercial
CMS 1-10	0.00-0.50%	35	1	–	–	36
CMS 11-14	0.51-3.00%	46	110	–	–	156
CMS 15-18	3.01-20.00%	3	135	–	–	138
CMS 19	20.01-99.99%	–	8	–	–	8
CMS 20-23	100%	–	–	1,046	–	1,046
		84	254	1,046	–	1,384
Other
RMS 1-6	0.00-4.50%	4	1	–	–	5
RMS 7-9	4.51-14.00%	–	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100.00%	–	–	11	–	11
		4	1	11	–	16
CMS 1-10	0.00-0.50%	9	1	–	–	10
CMS 11-14	0.51-3.00%	–	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	23	–	23
		9	1	23	–	33
Total loans and advances to customers		621	953	1,558	181	3,313

In respect of:
Retail		524	697	478	181	1,880
Commercial		84	254	1,046	–	1,384
Other		13	2	34	–	49
Total loans and advances to customers		621	953	1,558	181	3,313

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.
Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures

At 31 December 2018					Purchased
					or
					originated
					credit-
	PD	Stage 1	Stage 2	Stage 3	impaired	Total
	range	£m	£m	£m	£m	£m

Loans and advances to banks:
CMS 1-10	0.00-0.50%	6,177	3	–	–	6,180
CMS 11-14	0.51-3.00%	105	–	–	–	105
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	–	–	–
		6,282	3	–	–	6,285
Loans and advances to customers:
Retail – mortgages
RMS 1-6	0.00-4.50%	257,740	10,784	–	−	268,524
RMS 7-9	4.51-14.00%	57	1,709	–	−	1,766
RMS 10	14.01-20.00%	–	262	–	−	262
RMS 11-13	20.01-99.99%	–	899	–	−	899
RMS 14	100.00%	–	–	1,393	15,391	16,784
		257,797	13,654	1,393	15,391	288,235
Retail – unsecured
RMS 1-6	0.00-4.50%	22,363	1,079	–	–	23,442
RMS 7-9	4.51-14.00%	2,071	774	–	–	2,845
RMS 10	14.01-20.00%	72	167	–	–	239
RMS 11-13	20.01-99.99%	199	687	–	–	886
RMS 14	100.00%	–	–	703	–	703
		24,705	2,707	703	–	28,115
Retail – UK Motor Finance
RMS 1-6	0.00-4.50%	12,918	954	–	–	13,872
RMS 7-9	4.51-14.00%	301	318	–	–	619
RMS 10	14.01-20.00%	–	111	–	–	111
RMS 11-13	20.01-99.99%	5	197	–	–	202
RMS 14	100.00%	–	–	129	–	129
		13,224	1,580	129	–	14,933
Retail – other
RMS 1-6	0.00-4.50%	7,428	473	–	–	7,901
RMS 7-9	4.51-14.00%	190	60	–	–	250
RMS 10	14.01-20.00%	–	7	–	–	7
RMS 11-13	20.01-99.99%	211	23	–	–	234
RMS 14	100.00%	–	–	136	–	136
		7,829	563	136	–	8,528
CMS 1-10	0.00-0.50%	1,605	231	–	–	1,836
CMS 11-14	0.51-3.00%	–	6	–	–	6
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	29	–	29
		1,605	237	29	–	1,871
Total Retail		305,160	18,741	2,390	15,391	341,682

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.
Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures (continued)

At 31 December 2018					Purchased
					or
					originated
					credit-
	PD	Stage 1	Stage 2	Stage 3	impaired	Total
	range	£m	£m	£m	£m	£m

Commercial
CMS 1-10	0.00-0.50%	65,089	100	–	–	65,189
CMS 11-14	0.51-3.00%	25,472	3,450	–	–	28,922
CMS 15-18	3.01-20.00%	1,441	2,988	–	–	4,429
CMS 19	20.01-99.99%	–	54	–	–	54
CMS 20-23	100%	–	–	3,230	–	3,230
		92,002	6,592	3,230	–	101,824
Other
RMS 1-6	0.00-4.50%	804	6	–	–	810
RMS 7-9	4.51-14.00%	–	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100.00%	–	–	55	–	55
		804	6	55	–	865
CMS 1-10	0.00-0.50%	43,565	–	–	–	43,565
CMS 11-14	0.51-3.00%	–	6	–	–	6
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	66	–	66
		43,565	6	66	–	43,637
Total loans and advances to customers		441,531	25,345	5,741	15,391	488,008

In respect of:
Retail		305,160	18,741	2,390	15,391	341,682
Commercial		92,002	6,592	3,230	–	101,824
Other		44,369	12	121	–	44,502
Total loans and advances to customers		441,531	25,345	5,741	15,391	488,008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.
Credit quality of loans and advances to banks and customers (continued)

Expected credit losses

At 31 December 2018					Purchased
					or
					originated
					credit-
	PD	Stage 1	Stage 2	Stage 3	impaired	Total
	range	£m	£m	£m	£m	£m

Loans and advances to banks:
CMS 1-10	0.00-0.50%	2	–	–	–	2
CMS 11-14	0.51-3.00%	–	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	–	–	–
		2	–	–	–	2
Loans and advances to customers:
Retail – mortgages
RMS 1-6	0.00-4.50%	37	141	–	–	178
RMS 7-9	4.51-14.00%	–	34	–	–	34
RMS 10	14.01-20.00%	–	9	–	–	9
RMS 11-13	20.01-99.99%	–	42	–	–	42
RMS 14	100.00%	–	–	118	78	196
		37	226	118	78	459
Retail – unsecured
RMS 1-6	0.00-4.50%	135	45	–	–	180
RMS 7-9	4.51-14.00%	57	83	–	–	140
RMS 10	14.01-20.00%	4	29	–	–	33
RMS 11-13	20.01-99.99%	3	172	–	–	175
RMS 14	100.00%	–	–	228	–	228
		199	329	228	–	756
Retail – UK Motor Finance
RMS 1-6	0.00-4.50%	114	19	–	–	133
RMS 7-9	4.51-14.00%	6	15	–	–	21
RMS 10	14.01-20.00%	–	11	–	–	11
RMS 11-13	20.01-99.99%	1	34	–	–	35
RMS 14	100.00%	–	–	78	–	78
		121	79	78	–	278
Retail – other
RMS 1-6	0.00-4.50%	10	8	–	–	18
RMS 7-9	4.51-14.00%	2	2	–	–	4
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	1	–	–	1
RMS 14	100.00%	–	–	53	–	53
		12	11	53	–	76
CMS 1-10	0.00-0.50%	20	17	–	–	37
CMS 11-14	0.51-3.00%	–	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	7	–	7
		20	17	7	–	44
Total Retail		389	662	484	78	1,613

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.
Credit quality of loans and advances to banks and customers (continued)

Expected credit losses (continued)

At 31 December 2018					Purchased
					or
					originated
					credit-
	PD	Stage 1	Stage 2	Stage 3	impaired	Total
	range	£m	£m	£m	£m	£m

Commercial
CMS 1-10	0.00-0.50%	32	1	–	–	33
CMS 11-14	0.51-3.00%	50	86	–	–	136
CMS 15-18	3.01-20.00%	11	231	–	–	242
CMS 19	20.01-99.99%	–	7	–	–	7
CMS 20-23	100%	–	–	1,031	–	1,031
		93	325	1,031	–	1,449
Other
RMS 1-6	0.00-4.50%	43	1	–	–	44
RMS 7-9	4.51-14.00%	–	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100.00%		–	11	–	11
		43	1	11	–	55
CMS 1-10	0.00-0.50%	–	–	–	–	–
CMS 11-14	0.51-3.00%	–	6	–	–	6
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	27	–	27
		–	6	27	–	33
Total loans and advances to customers		525	994	1,553	78	3,150

In respect of:
Retail		389	662	484	78	1,613
Commercial		93	325	1,031	–	1,449
Other		43	7	38	–	88
Total loans and advances to customers		525	994	1,553	78	3,150

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

21.
Dividends on ordinary shares

On 21 May 2019, a final dividend in respect of 2018 of 2.14 pence per share, totalling £1,523 million was paid to shareholders. An interim dividend for 2019 of 1.12 pence per ordinary share (half-year to 30 June 2018: 1.07 pence) will be paid on 13 September 2019. The total amount of this dividend is £789 million (half-year to 30 June 2018: £765 million).

22.
Implementation of IFRS 16

The Group adopted IFRS 16 Leases from 1 January 2019 and elected to apply the standard retrospectively with the cumulative effect of initial application being recognised at that date; comparative information has therefore not been restated.

Lease liabilities amounting to £1,813 million in respect of leased properties previously accounted for as operating leases were recognised at 1 January 2019. These liabilities were measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate as at that date, adjusted to exclude short-term leases and leases of low-value assets. The weighted-average borrowing rate applied to these lease liabilities was 2.43 per cent in the UK, where the majority of the obligations arise, and 5.10 per cent in the US. The corresponding right-of-use asset of £1,716 million was measured at an amount equal to the lease liabilities, adjusted for lease liabilities recognised at 31 December 2018 of £97 million. The right-of-use asset and lease liabilities are included within Property, plant and equipment and Other liabilities respectively. There was no impact on shareholders’ equity.

In applying IFRS 16 for the first time, the Group has used a number of practical expedients permitted by the standard; the most significant of which were the use of a single discount rate to a portfolio of leases with reasonably similar characteristics; reliance on previous assessments of whether a lease is onerous; and the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease. The Group has also elected not to apply IFRS 16 to contracts that were not identified as containing a lease under IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.
Future accounting developments

The following pronouncements are not applicable for the year ending 31 December 2019 and have not been applied in preparing these interim financial statements. Save as disclosed below, the impact of these accounting changes is still being assessed by the Group and reliable estimates cannot be made at this stage.

IFRS 17 Insurance Contracts and certain minor amendments to other accounting standards have not been endorsed by the EU as at 30 July 2019.

IFRS 17 Insurance Contracts
IFRS 17 replaces IFRS 4 Insurance Contracts and is currently effective for annual periods beginning on or after 1 January 2021 although the International Accounting Standards Board has proposed delaying implementation until 1 January 2022.

IFRS 17 requires insurance contracts and participating investment contracts to be measured on the balance sheet as the total of the fulfilment cash flows and the contractual service margin. Changes to estimates of future cash flows from one reporting date to another are recognised either as an amount in profit or loss or as an adjustment to the expected profit for providing insurance coverage, depending on the type of change and the reason for it. The effects of some changes in discount rates can either be recognised in profit or loss or in other comprehensive income as an accounting policy choice. The risk adjustment is released to profit and loss as an insurer’s risk reduces. Profits which are currently recognised through a value-in-force asset will no longer be recognised at inception of an insurance contract. Instead, the expected profit for providing insurance coverage is recognised in profit or loss over time as the insurance coverage is provided.

The Group’s IFRS 17 project is progressing to plan. Work has focused on interpreting the requirements of the standard to support the development of future accounting policy and methodology, and to help understand the financial and reporting impacts of IFRS 17. Further, build of the Group’s data warehousing and actuarial liability calculation processes has progressed to enable readiness for reporting to required pace and granularity when IFRS 17 is implemented. The updated IFRS 17 Exposure Draft was published by the IASB on 26 June 2019, and the Group is currently assessing the implications of changes proposed.

Minor amendments to other accounting standards
The IASB has issued a number of minor amendments to IFRSs effective 1 January 2020 (including IFRS 3 Business Combinations and IAS 1 Presentation of Financial Statements). These amendments are not expected to have a significant impact on the Group.

24.
Other information

The financial information included in these condensed consolidated financial statements does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2018 were approved by the directors on 19 February 2019 and were delivered to the Registrar of Companies on 31 May 2019. The auditors’ report on those accounts was unqualified and did not include a statement under sections 498(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 498(3) (failure to obtain necessary information and explanations) of the Companies Act 2006.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors listed below (being all the directors of Lloyds Banking Group plc) confirm that to the best of their knowledge these condensed consolidated half-year financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as adopted by the European Union, and that the half-year management report herein includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R, namely:

●
an indication of important events that have occurred during the six months ended 30 June 2019 and their impact on the condensed consolidated half-year financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

●
material related party transactions in the six months ended 30 June 2019 and any material changes in the related party transactions described in the last annual report.

Signed on behalf of the Board by

António Horta-Osório
Group Chief Executive
30 July 2019

Lloyds Banking Group plc Board of directors:

Executive directors:
António Horta-Osório (Group Chief Executive)
George Culmer (Chief Financial Officer)
Juan Colombás (Chief Operating Officer)

Non-executive directors:
Lord Blackwell (Chairman)
Anita Frew (Deputy Chairman and Senior Independent Director)
Alan Dickinson
Simon Henry
Lord Lupton CBE
Amanda Mackenzie OBE
Nicholas Prettejohn
Stuart Sinclair
Sara Weller CBE

INDEPENDENT REVIEW REPORT TO LLOYDS BANKING GROUP PLC

Report on the condensed consolidated half-year financial statements

Our conclusion
We have reviewed Lloyds Banking Group plc's condensed consolidated half-year financial statements (the ‘interim financial statements’) in the 2019 Half-Year Results of Lloyds Banking Group plc (the ‘Company’) for the six month period ended 30 June 2019. Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

What we have reviewed
The interim financial statements comprise:

●
the consolidated balance sheet as at 30 June 2019;

●
the consolidated income statement and consolidated statement of comprehensive income for the period then ended;

●
the consolidated cash flow statement for the period then ended;

●
the consolidated statement of changes in equity for the period then ended; and

●
the explanatory notes to the interim financial statements

The interim financial statements included in the 2019 Half-Year Results have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors
The 2019 Half-Year Results, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the 2019 Half-Year Results in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Our responsibility is to express a conclusion on the interim financial statements in the 2019 Half-Year Results based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

INDEPENDENT REVIEW REPORT TO LLOYDS BANKING GROUP PLC (continued)

What a review of interim financial statements involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
We have read the other information contained in the 2019 Half-Year Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
London
30 July 2019

SUMMARY OF ALTERNATIVE PERFORMANCE MEASURES

The Group calculates a number of metrics that are used throughout the banking and insurance industries on an underlying basis. A description of these measures and their calculation is set out below.

Asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers after releases and write-backs, expressed as a percentage of average gross loans and advances to customers for the period

Banking net interest margin	Banking net interest income on customer and product balances in the banking businesses as a percentage of average gross banking interest-earning assets for the period
Business as usual costs	Operating costs, less investment expensed and depreciation
Cost:income ratio	Total costs as a percentage of net income calculated on an underlying basis
Gross asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers before releases and write-backs, expressed as a percentage of average gross loans and advances to customers for the period

Loan to deposit ratio	Loans and advances to customers net of allowance for impairment losses and excluding reverse repurchase agreements divided by customer deposits excluding repurchase agreements
Jaws	The difference between the period on period percentage change in net income and the period on period change in total costs calculated on an underlying basis
Present value of new business premium	The total single premium sales received in the period (on an annualised basis) plus the discounted value of premiums expected to be received over the term of the new regular premium contracts
Return on risk-weighted assets	Underlying profit before tax divided by average risk-weighted assets
Return on tangible equity
Statutory profit after tax adjusted to add back amortisation of intangible assets, and to deduct profit attributable to non-controlling interests and other equity holders, divided by average tangible net assets

Tangible net assets per share	Net assets excluding intangible assets such as goodwill and acquisition-related intangibles divided by the weighted average number of ordinary shares in issue
Underlying, ‘or above the line’ profit	Statutory profit adjusted for certain items as detailed in the Basis of Presentation
Underlying return on tangible equity
Underlying profit after tax at the standard UK corporation tax rate adjusted to add back amortisation of intangible assets, and to deduct profit attributable to non-controlling interests and other equity holders, divided by average tangible net assets

KEY DATES FOR THE PAYMENT OF THE DIVIDENDS

Shares quoted ex-dividend	8 August 2019

Record date	9 August 2019

Final date for joining or leaving the dividend reinvestment plan	23 August 2019

Interim dividend paid	13 September 2019

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Group Investor Relations Director
020 7356 1571
douglas.radcliffe@lloydsbanking.com

Edward Sands
Director of Investor Relations
020 7356 1585
edward.sands@lloydsbanking.com

Nora Thoden
Director of Investor Relations
020 7356 2334
nora.thoden@lloydsbanking.com

CORPORATE AFFAIRS
Grant Ringshaw
Director of Media Relations
020 7356 2362
grant.ringshaw@lloydsbanking.com

Matt Smith
Head of Corporate Media
020 7356 3522
matt.smith@lloydsbanking.com

Copies of this news release may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 31 July 2019